EXHIBIT 12

HASBRO, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
Quarter Ended April 2, 2006

(Thousands of Dollars)

Earnings available for fixed charges:
Net loss	(4,899)
Add:
Fixed charges	9,899
Income taxes	(554)
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Total	4,446
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Fixed charges:
Interest on long-term debt	6,289
Other interest charges	518
Amortization of debt expense	319
Rental expense representative
of interest factor	2,773
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Total	9,899
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Ratio of earnings to fixed charges	0.449
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